Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 August 21, 2013

Digital-Plus Barrier Notes

Digital-Plus Barrier Notes offer a return linked to the performance of the underlying(s), with the greater of a fixed (or “digital”) payment or the uncapped participation in the appreciation of the underlying(s) on the upside and a contingent buffer on the downside.

Overview

Digital-Plus Barrier Notes (the “securities”) provide a return linked to the performance of the individual underlying(s) (the individual underlying or, in the case of multiple underlyings, the lowest performing of the underlyings, the “underlying”). If the underlying does not depreciate from its initial level to its final level, the securities offer the greater of a Fixed Payment Percentage and an uncapped participation in the appreciation, if any, of the underlying from its initial level to its final level. Additionally, the securities provide a contingent buffer if the underlying has depreciated at maturity, but not to or below its Knock-In Level. In that case, the investor will be entitled to receive an amount equal to the principal amount. If the final level of the underlying is equal to or less than its Knock-In Level, a Knock-In Event will occur and the return will be based on the percentage change of the underlying from its initial level to its final level, and investors will receive less than 100% of the principal amount and may receive nothing. Any payment on the securities is subject to the ability of Credit Suisse AG (“Credit Suisse” or the “Issuer”) to pay its obligations as they become due.

Underlyings

The security can be linked to one or more of the following classes of underlyings:

■ Indices	■ Exchange Traded Funds	■ Single Stocks
■ Baskets	■ Exchange Rates	■ Commodities

Sample Return Profile at Maturity*

If the final level of the Underlying is equal to or greater than its initial level, the investor will be entitled to receive 100% of the principal amount of the securities multiplied by the greater of (i) (1 + the Fixed Payment Percentage) and (ii) (1 + [percentage change in the Underlying from its initial level to its final level]).

If the final level of the Underlying is less than its initial level and a Knock-In Event has not occurred, the investor will be entitled to receive 100% of the principal amount of the securities.

If a Knock-In Event occurs, the investor will be entitled to receive 100% of the principal amount of the securities multiplied by (1 + [percentage change in the Underlying from its initial level to its final level]).

Sample Terms*

Underlying: S&P 500® Index (SPX)

Term: 3 Years

Knock-In Event: Occurs if the final level of the Underlying is equal to or less than its Knock-In Level

Knock-In Level: 75% of the initial level of the Underlying

Fixed Payment Percentage: 20%

Hypothetical Redemption Amounts at Maturity*
Assuming the Sample Return Profile and Sample Terms above, this table represents the hypothetical redemption amounts payable at maturity on a $1,000 investment in the securities for a hypothetical range of performance of the Underlying:
Principal Amount of Securities	Percentage Change in Underlying Level	Return on the Securities	Redemption Amount
$1,000	100%	100.0%	$2,000
$1,000	50%	50.0%	$1,500
$1,000	30%	30.0%	$1,300
$1,000	20%	20.0%	$1,200
$1,000	10%	20.0%	$1,200
$1,000	0%	20.0%	$1,200
$1,000	-10%	0.0%	$1,000
$1,000	-20%	0.0%	$1,000
$1,000	-25%	-25.0%	$750
$1,000	-30%	-30.0%	$700
$1,000	-40%	-40.0%	$600
$1,000	-50%	-50.0%	$500

*The sample terms herein are hypothetical and the actual terms will vary depending on the relevant terms of the specific securities. The Issuer has no obligation to issue the securities described herein.

Financial Products

Structured Products

Potential Upside

■    The securities entitle an investor to receive a return at maturity that is based on the greater of a Fixed Payment Percentage and the appreciation, if any, of the underlying from its initial level to its final level. It also features a contingent buffer against the depreciation, if any, of the underlying at maturity.

Potential Downside

■    If the final level of the underlying is equal to or less than its Knock-In Level, the investor will be fully exposed to the depreciation of the underlying.

■    The securities do not pay interest.

Summary of Selected Product Risks

■	The securities do not guarantee any return of the principal amount. If the final level of the underlying is equal to or less than its Knock-In Level, a Knock-In Event will have occurred and the investor will be fully exposed to any depreciation in the underlying. An investment in the securities may result in a loss of up to 100% of principal.
■	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
■	The securities do not pay interest.
■	The securities are fully exposed to the risk of fluctuations in the level of the underlying. In the case of multiple underlyings, the amount payable at maturity will be based on the depreciation or appreciation of the lowest performing underlying alone.
■	Credit Suisse currently anticipates that the value of the securities on the trade date will be less than the price the investor pays for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities. Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
■	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but it is not required to do so. The price at which the investor may be able to trade the securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities.
■	The value of the securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades in the Issuer’s credit ratings, may be a contributing factor.
■	Holders of the securities will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the underlyings, if any.
■	Credit Suisse and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities, and may have economic interests adverse to the investor
Disclaimer

The risks set forth in the section entitled “Summary of Selected Product Risks” herein are only intended as a summary of the risks relating to an investment in the securities. Prior to investing in any securities you should, in particular, review the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section in the applicable product supplement which set forth risks related to an investment in the securities.

IRS Circular 230 Disclosure: Credit Suisse AG and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse AG or its subsidiaries or affiliates to any registration or licensing requirement within such jurisdiction. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as sales prior to maturity could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

Credit Suisse AG has filed a registration statement (including any applicable underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities to which this communication relates through Credit Suisse AG, acting through one of its branches. Before you invest, you should read all of the applicable offering documents, including the relevant pricing supplement, underlying supplement, if applicable, product supplement, as applicable, the Prospectus Supplement and Prospectus, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in any securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse AG, any agent or any dealer participating in an offering will arrange to send you the applicable pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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